UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2008

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

(Translation of registrant's name into English)

5 Ha'solelim Street, Tel Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

FOR IMMEDIATE RELEASE

INVESTOR CONTACT:	MEDIA CONTACT:
Kip E. Meintzer	Gregory Kunkel
Check Point Software Technologies	Check Point Software Technologies
+1 650.628.2040	+1 650.628.2070
ir@us.checkpoint.com	press@us.checkpoint.com

CHECK POINT SOFTWARE EXPANDS SHARE REPURCHASE PROGRAM BY $400 MILLION

REDWOOD CITY, Calif.- March 26, 2008 – Check Point Software Technologies Ltd. (Nasdaq: CHKP), the worldwide leader in securing the Internet, today announced that its board of directors has authorized the repurchase of up to an additional $400 million of its outstanding common stock in the open market or through privately negotiated transactions.

        Under the repurchase program, share purchases may be made from time to time depending on market conditions, share price, trading volume and other factors. Such purchases will be made in accordance with the requirements of the Securities and Exchange Commission. For a portion of the authorized repurchase amount, Check Point may enter into a plan that is compliant with Rule 10b5-1 of the United States Securities Exchange Act of 1934 that is designed to facilitate these purchases. The repurchase program has no time limit, does not require Check Point to acquire a specific number of shares, and may be suspended from time to time or discontinued. The share repurchases will be funded from available working capital. As of December 31, 2007, Check Point has approximately 219 million shares of common stock outstanding.

        Since its initial share repurchase program announced in October 2003 through December 31, 2007, Check Point has purchased approximately 54.8 million shares for a total of approximately $1.1 billion.

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com) is the leader in securing the Internet. Check Point offers total security solutions featuring a unified gateway, single endpoint agent and single management architecture, customized to fit customers’ dynamic business needs. We are unique in this offering as a result of our leadership and innovation in the enterprise firewall, personal firewall/endpoint, data security and VPN markets,

Check Point’s pure focus is on information security. Through its NGX platform, Check Point delivers a unified security architecture to protect business communications and resources, including corporate networks and applications, remote employees, branch offices and partner extranets. The company also offers market-leading endpoint and data security solutions with Check Point Endpoint Security products, protecting and encrypting sensitive corporate information stored on PCs and other mobile computing devices. Check Point’s award-winning ZoneAlarm solutions protect millions of consumer PCs from hackers, spyware and identity theft. Check Point solutions are sold, integrated and serviced by a network of Check Point partners around the world and its customers include 100 percent of Fortune 100 companies and tens of thousands of businesses and organizations of all sizes.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. By: /s/ John Slavitt —————————————— John Slavitt General Counsel

March 26, 2008